February 23, 2010

Kathleen Collins, Accounting Branch Chief
Robert Benton
Securities and Exchange Commission
Division of Corporate Finance	Via EDGAR and Federal Express
100 F Street, N.E.
Mail Stop: 4561
Washington, DC 20549

RE:	IEC Electronics Corp.
Form 10-K for the Year Ended September 30, 2009
Filed on November 13, 2009
File No. 001-34376

Dear Ladies and Gentlemen:

On behalf of IEC Electronics Corp. (the "Company"), we are submitting this letter in response to comments (the "Comments") received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated February 8, 2010 with respect to our Form 10-K for the year ended September 30, 2009 ("Form 10-K").

The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff's convenience, have been incorporated into this response letter.  Page numbers in the text of this response letter correspond to the page numbers in the Form 10-K.

Form 10-K for the Year Ended September 30, 2009

Business

1.           We note from your disclosure on page 6 that during each of fiscal 2009, 2008 and 2007, your single larges customer accounted for 15%, 21% and 26% of the net sales, respectively.  Tell us how you considered the requirements of Item 101(c)(vii) of Regulation S-K to disclose the name of any customer and its relationship, if any to the company or its subsidiaries, if sales to the customer are equal to or greater than 10% of your consolidated revenues and the loss of such customer would have a material adverse effect on the company.

The Company believes it reports in accordance with the guidelines of Regulation S-K with respect to the narrative description of its business.  It is providing all information it deems appropriate, material, and necessary for the average prudent investor to understand the business.

  Regulation S-K, Item 101 (c)(1)(vii) states: “The name of any customer and its relationship, if any, with the registrant or its subsidiaries shall be disclosed if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant's consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.”   This does not require that the name of all customers with sales of at least 10% must be disclosed.  The general instructions provided in paragraph (c) state: “To the extent material to an understanding of the registrant’s business taken as a whole, the description of each such segment shall include the information specified in paragraphs (c)(1)(i) through (x) of this Item.”  The registrant need not disclose its customers’ identity if the registrant deems such disclosure is not “material.”  In assessing whether the identity of a customer with 10 percent or more of the Company’s consolidated revenues is “material”, the Company is relying on the SEC’s definition of “material” that states: “The term material, when used to qualify a requirement for the furnishing of information as to any subject, limits the information required to those matters about which an average prudent investor ought reasonably to be informed.”  In following the SEC’s definition, the Company evaluates how the disclosure of the identity of a major customer would affect a reasonable or prudent investor in the context of the entire set of information.

General

2.           We note your discussion on page 16 regarding the company's long-term debt obligations and sale leaseback arrangements.  Tell us how you considered the disclosure requirements of Item 303(A)(5) of Regulation S-K to include tabular disclosures with respect to the company's known contractual obligations.  In this regard, we note from the cover page of your Form 10-K, that you are a "non-accelerated filer" and accordingly, are not exempt from this reporting requirement.

           The Company believes it is complying with the reporting requirements of Item 303 (A)(5) of Regulation S-K requiring tabular disclosure of contractual obligations.  Pages 32 and 35 of the Company’s most recent Annual Report on form 10-K, detail both its debt obligations for five subsequent years from the date of the report and its contractual lease obligations through maturity.  All amounts agree with the Company’s year end balance sheet as reported on Form 10-K and are categorized by type of contractual obligation.

Financial Statements for the Year Ended September 30, 2009

Report of Independent Registered Public Accounting Firm, page 23

3.           It appears that your schedule of valuation and qualifying accounts on page 36, is not included as part of the footnotes to the financial statements.  Please tell us how you considered providing reference to the valuation and qualifying accounts schedule in the scope paragraph of your independent public accountants report.  Refer to Rule 5-04(c) of Regulation S-X.

            The Company qualifies as a smaller reporting company.  Therefore, the schedule of valuation and qualifying accounts on page 36 of our report on form 10-K is an optional schedule.  Since this schedule is not required, it was not covered under the scope of the independent auditors' report.

Note 4, Income Taxes, page 32

4.           We note that the cost of the Val-U-Tech acquisition in excess of the fair value of assets acquired was assigned to deferred tax assets.  Please explain further your accounting for this transaction and specifically address how you concluded that no goodwill should be recognized in this acquisition pursuant to ASC 805-30-1.  Further, tell us the specific guidance you relied upon in ASC 805-740 in concluding that $6.9 million of the $10.4 million purchase price should be allocated to deferred tax assets.

The Company initially recorded the excess purchase price to Goodwill in accordance with ASC 805-30-1 (previously FAS 141). Subsequently, the Company relied upon the guidance of ASC 740 (previously FAS 109).  Consistent with paragraph 266 of ASC 740, “Accounting for Income Taxes” (as amended), the valuation allowance on IEC's deferred tax asset was reduced by the amount of the deferred tax asset projected to be consumed by Val-U-Tech's taxable income over the period of time that IEC's net operating losses were expected to expire.  This resulted in a reduction of goodwill on the Val-U-Tech purchase to $0 and a net increase in the Company's consolidated deferred tax asset of $6,981 million.  This treatment did not have an impact on the consolidated income statements in the current period.

According to FAS 141.38-4, “Reduction of Acquiring Company's Tax Asset Valuation Allowance”, if an acquiring enterprise in a business combination has a valuation allowance, that valuation allowance is reduced as a result of the business combination. This raises the question as to whether that reduction in valuation allowance is accounted for as part of the business combination or as a reduction in the current period's tax expense.  As set forth in paragraph 266 of ASC 740, the reduction in the acquiring enterprise's valuation allowance should be accounted for as part of the business combination. Generally, the reduction in the acquiring enterprise's valuation allowance reduces goodwill or noncurrent assets (except long-term investments in marketable securities) of the acquired entity, or creates or increases negative goodwill.

5.           We note that your deferred tax valuation allowance decreased from $19.4 million at September 30, 2007 to $3.3 million at September 30, 2008 or approximately $16.1 million.  Please explain further the factors that contributed to this decrease and how you accounted for such amounts.  In this regard, we note from your disclosures on page 15 that your 2008 tax benefit includes an $8.9 million reversal of the valuation allowance, which appears to be supported by the (576.2%) adjustment to your rate reconciliation table in Note 4.  However, it is not clear from your disclosures how you accounted for the remaining $7.2 million decrease in your valuation allowance.  Similarly, please explain further the $1.9 million reversal of your valuation allowance in fiscal 2009 as noted from your disclosures on page 15 and reconcile this amount to the $205,000 decrease in your valuation from September 30, 2008 to September 30, 2009.

The major components of the decrease in the valuation allowances were as follows:
Deferred Tax Valuation Allowance (in millions)
September 30, 2007	$19.4

Reduction from the acquisition of
Val-U-Tech (as noted in #4 above)	(7.0)

Reversal of Allowance from
expected future income (see below)	(8.9)

Various insignificant adjustments
through normal operations	(0.2)

September 30, 2008	$3.3

As summarized in our response to comment #4, IEC recorded a $7.0 Million reduction of its Deferred Tax Valuation allowance as a result of the acquisition of Val-U-Tech. Subsequent to the acquisition but within the measurement period the purchase price was reduced by $1.9 Million. The resulting reduction was initially recorded to the valuation allowance. However, net deferred tax assets expected to be realized remained at $3.3 Million, causing a subsequent adjustment to Deferred Tax Assets and Income Tax Expense of $1.9 Million.

With respect to the $8.9 million reversal of the valuation allowance, FAS 109 requires that the company establish an asset on the balance sheet to reflect the future value associated with the ability to utilize the company’s past losses and credits against future income tax obligations.  Historically, in 2001, there was substantial doubt as to the company’s viability as a going concern.  The company was not certain about its ability to utilize its net operating losses and investment tax credits.

The company has been rebuilding its business and increasing profitability since 2005.  Management has taken a conservative posture with respect to adjusting the valuation allowance.  The reversals of the valuation allowance are based on management’s belief that it is more likely than not that this portion of our deferred tax asset will be realized.  We regularly review this issue and have greater vision and clarity as to the continuing profitability of the company, and as such have adjusted our estimates to reflect our current position.  We will continue to review this issue and consider what portion of the deferred tax asset will more than likely be realized, and to that end the valuation allowance will be adjusted accordingly.

The Company acknowledges that:

· the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (315) 332-4538 or Michael Schlehr, the Company's Chief Financial Officer, at (315) 332-4443, if you have any questions or would like any additional information regarding this matter.

Very truly yours,

W. Barry Gilbert
Chairman, Chief Executive Officer